Exhibit 99.23

Note to the reader

The Monthly Report on Financial Transactions provides an overview of the Québec government’s monthly financial results. It is produced to increase the transparency of public finances and to provide regular monitoring of the achievement of the budgetary balance target for the fiscal year. The financial information presented in this report is unaudited and is based on the accounting policies used in the government’s annual financial statements.(1)

The Monthly Report on Financial Transactions at February 28, 2023 will be published on May 26, 2023.

Highlights for January 2023

At January 31, 2023, that is, for the first 10 months of 2022-2023, the budgetary balance within the meaning of the Balanced Budget Act showed a deficit of $2.4 billion. This represents a $5.1-billion decrease in the budgetary balance compared to the same time last year.

The result is due to:

  revenues of $118.1 billion;

  expenditures of $117.9 billion;

  deposits of $2.6 billion in the Generations Fund.

According to the data presented in the Québec Budget Plan – March 2023, a budgetary deficit of $5.0 billion is expected for the full year before use of the stabilization reserve (see Appendix 1).

  This deficit includes new initiatives of $6.6 billion announced since March 2022, including the implementation of the Anti-Inflation Shield and the reduction in the two bottom personal tax rates by 1 percentage point.

SUMMARY OF CONSOLIDATED RESULTS
(unaudited data, millions of dollars)
	January			April to January
	2022	2023	Change	2021-2022	2022-2023	Change	Change (%)
Own-source revenue	8 467	9 311	844	87 921	94 614	6 693	7.6
Federal transfers	2 498	2 266	–232	23 577	23 497	–80	–0.3
Total revenue	10 965	11 577	612	111 498	118 111	6 613	5.9
Portfolio expenditures	–11 285	–11 701	–416	–98 870	–109 341	–10 471	10.6
Debt service	–662	–806	–144	–7 083	–8 562	–1 479	20.9
Total expenditure	–11 947	–12 507	–560	–105 953	–117 903	–11 950	11.3
SURPLUS (DEFICIT)(2)	–982	–930	52	5 545	208	–5 337	—
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	–272	–263	9	–2 819	–2 572	247	—
BUDGETARY BALANCE BEFORE USE OF THE STABILIZATION RESERVE	–1 254	–1 193	61	2 726	–2 364	–5 090	—

REVENUE

Own-source revenue

At January 31, 2023, own source revenue totalled $94.6 billion. This represents an increase of $6.7 billion (7.6%) compared to the same period last year.

  Changes in the main economic indicators had a positive effect on own-source revenue.

Tax revenue increased by $5.1 billion (7.3%) to $74.9 billion, due to:

  a $2.3-billion increase (7.1%) in personal income tax and a $503-million increase (8.3%) in contributions for health services, mainly due to growth in wages and salaries;

  a $753-million increase (8.3%) in revenue from corporate taxes, due in particular to changes in the net operating surplus of corporations;

  a $1.5-billion increase (7.1%) in consumption taxes, due to the increase in household consumption, which was supported by the good performance of the labour market and the use of accumulated savings.

Other own-source revenue increased by $884 million (6.5%) to $14.4 billion, due to:

  a $885-million increase (9.9%) in miscellaneous revenue, due in particular to the increase in revenues from the sale of goods and services and to the increase in interest income related to tax debts administered by the Agence du revenu du Québec, which increases were partially mitigated by the decrease in investment income of the Generations Fund.

Revenue from government enterprises increased by $727 million (15.9%), to $5.3 billion. This increase is due in part to the increase in the value of electricity exports reported by Hydro-Québec and by a return to normal operations for Loto-Québec, whereas during the same period last year, the corporation had not fully resumed its activities due to public health restrictions related to the pandemic. The increase was mitigated by a decrease in Investissement Québec’s results related to unfavourable financial market results from April 2022 to January 2023.

OWN-SOURCE REVENUE
(unaudited data, millions of dollars)
	January			April to January
	2022	2023	Change	2021-2022	2022-2023	Change	Change (%)
Income and property taxes
Personal income tax	2 898	3 259	361	32 606	34 909	2 303	7.1
Contributions for health services	591	646	55	6 061	6 564	503	8.3
Corporate taxes	842	861	19	9 107	9 860	735	8.3
School property tax	96	94	–2	898	924	26	2.9
Consumption taxes	1 888	1 787	–101	21 151	22 648	1 497	7.1
Tax revenue	6 315	6 647	332	69 823	74 905	5 082	7.3
Duties and permits	398	359	–39	4 597	4 596	–1	–0.0
Miscellaneous revenue	859	972	113	8 924	9 809	885	9.9
Other own-source revenue	1 257	1 331	74	13 521	14 405	884	6.5
Total own-source revenue excluding revenue from government enterprises	7 572	7 978	406	83 344	89 310	5 966	7.2
Revenue from government enterprises	895	1 333	438	4 577	5 304	727	15.9
TOTAL	8 467	9 311	844	87 921	94 614	6 693	7.6

Federal transfers

At January 31, 2023, federal transfers totalled $23.5 billion. This represents a decrease of $80 million (0.3%) compared to the same period last year. This change is mainly due to:

  a decrease in revenue from health transfers decreased by $770 million (11.5%), mainly due to the decrease in the supplementary health transfer related to COVID-19 compared to the previous year;

  an increase in equalization revenue of $456 million (4.2%), due to growth in Canada’s nominal GDP, which determines the pace of growth in the equalization envelope across Canada;

FEDERAL TRANSFERS
(unaudited data, millions of dollars)
	January			April to January
	2022	2023	Change	2021-2022	2022-2023	Change	Change (%)
Equalization	1 093	1 138	45	10 932	11 388	456	4.2
Health transfers	670	435	–235	6 707	5 937	–770	–11.5
Transfers for post-secondary education and other social programs	130	18	–112	1 308	1 079	–229	–17.5
Other programs	605	675	70	4 630	5 093	463	10.0
TOTAL	2 498	2 266	–232	23 577	23 497	–80	–0.3

EXPENDITURE

At January 31, 2023, consolidated expenditure totalled $117.9 billion. This represents an increase of $12.0 billion (11.3%) compared to the same period last year.

Expenditure in the Santé et Services sociaux portfolio increased by $2.1 billion (4.7%) to $48.1 billion. This increase is mainly due to the recognition in December of the enhancement of the senior assistance amount and the indexation of salary scales of staff in health and social services institutions.

Expenditure in the Éducation portfolio increased by $1.5 billion (11.0%) to $15.4 billion. This increase is due in part to the indexation of salary scales as well as the increase in the number of students in educational institutions.

Expenditure in the Enseignement supérieur portfolio increased by $781 million (11.0%) to $7.9 billion. This growth is due in particular to increased spending by college and university educational institutions.

Expenditure in other portfolios increased by $6.0 billion (18.9%) to $37.9 billion, due, among other things, to:

  a $3.3-billion increase in expenditure in the Emploi et Solidarité sociale portfolio, which is due to the recognition in November of the new one-time cost of living amount totaling $3.5 billion;

  a $854-million increase in expenditure in the Affaires municipales et Habitation portfolio, due in part to grants to promote access to quality, affordable housing and for the renovation of the low income housing stock;

  a $565-million increase in expenditure in the Transports et Mobilité durable portfolio, due in particular to financial assistance to transit authorities under the Programme d’aide d’urgence au transport collectif des personnes, as well as increased spending on road maintenance operations;

  a $339-million increase in expenditure in the Famille portfolio, due in part to the increase in funding under the agreement on national clauses for childcare centres and the family allowance.

Debt service expenditure increased by $1.5 billion (20.9%) to $8.6 billion. This increase is mainly due to the rise in interest rates.

EXPENDITURE
(unaudited data, millions of dollars)
	January				April to January
	2022	(3)	2023	Change	2021-2022	(3)	2022-2023	Change	Change (%)
Santé et Services sociaux(4)	5 275		4 764	–511	45 958		48 100	2 142	4.7
Éducation(4)	1 632		1 713	81	13 876		15 396	1 520	11.0
Enseignement supérieur(4)	867		984	117	7 121		7 902	781	11.0
Other portfolios(4)	3 511		4 240	729	31 915		37 943	6 028	18.9
Portfolio expenditures	11 285		11 701	416	98 870		109 341	10 471	10.6
Debt service	662		806	144	7 083		8 562	1 479	20.9
TOTAL	11 947		12 507	560	105 953		117 903	11 950	11.3

NET FINANCIAL SURPLUSES OR REQUIREMENTS

Composition of net financial surpluses or requirements

The government’s revenues and expenditures are established on an accrual basis of accounting. Revenues are recognized when earned and expenses when incurred, regardless of when receipts and disbursements occur.

Net financial surpluses (requirements), on the other hand, consist of the difference between receipts and disbursements resulting from government activities. To meet its net financial requirements, the government uses a variety of financing sources, including cash and borrowings.

The various items for net financial requirements represent net receipts and disbursements generated by the government’s loans, interests in its enterprises, fixed assets and other investments, by retirement plans and other employee future benefits, as well as by other accounts. This last item includes the payment of accounts payable and the collection of accounts receivable. Deposits in the Generations Fund also result in financial requirements.

For the period of April 2022 to January 2023, net financial requirements amount to $10.9 billion and are due to:

  the $208-million surplus resulting from the difference between government revenue and expenditure;

  the $4.6-billion financial requirements for investments, loans and advances, due in part to an increase in the consolidation value of government enterprises;(5)

  the $3.5-billion financial requirements related to government capital investments, mainly due to investments of $7.5 billion, offset by amortization expenses of $4.0 billion;(5)

  the $2.4-billion financial requirements related to retirement plans and other employee future benefits liabilities, mainly resulting from the payment of government employee benefits of $5.7 billion, partially offset by the net cost of plans of $3.3 billion;(5)

  the $2.1-billion surplus from other accounts(6);

  the $2.6-billion financial requirements generated by deposits in the Generations Fund.

NET FINANCIAL SURPLUSES OR REQUIREMENTS
(unaudited data, millions of dollars)
April to January
	2021-2022	2022-2023
SURPLUS (DEFICIT)(2)	5 545	208
Non-budgetary transactions
Investments, loans and advances	–9 099	–4 628
Capital investments	–3 588	–3 541
Retirement plans and other employee future benefits	–2 497	–2 437
Other accounts(6)	5 619	2 076
Deposits in the Generations Fund	–2 819	–2 572
Total non-budgetary transactions	–12 384	–11 102
NET FINANCIAL SURPLUSES (REQUIREMENTS)	–6 839	–10 894

  Change in the budgetary balance in 2022-2023

Results at January 31, 2023, that is, for the first 10 months of the fiscal year, showed a budgetary deficit of $2.4 billion.

According to the data presented in the Québec Budget Plan - March 2023, a budgetary deficit of $5.0 billion is expected for 2022-2023 before use of the stabilization reserve. Several factors will have a downward impact on the budgetary balance by March 31, 2023:

  the accelerating pace of monetary policy tightening and rising cost of living will continue to engender a marked deterioration in the economic outlook:

    nominal GDP growth of 9.4% in the period from April to December 2022 will fall to 3.7% for the first quarter of 2023. As a result, own-source revenue growth will slow to 5.7% as of March 31, 2023,

    the slowdown in revenue, combined with the expenditures and deposits of dedicated revenues in the Generations Fund expected by March 31, 2023, will have the effect of reducing the budgetary balance by $1.5 billion,

  $1.2-billion stemming from the new initiatives announced in the fall 2022 update and the March 2023 Budget has yet to be recorded, especially funding to enhance Quebecers’ disposal income and to promote affordable housing.

The use of the stabilization reserve reduces the budgetary deficit in 2022-2023 to $4.6 billion.

CHANGE IN THE BUDGETARY BALANCE IN 2022-2023
(millions of dollars)
2022-2023
BUDGETARY BALANCE BEFORE USE OF THE STABILIZATION RESERVE – MONTHLY REPORT ON FINANCIAL TRANSACTIONS AT JANUARY 31, 2023	–2 364
UPCOMING RESULTS FROM FEBRUARY TO MARCH 2023
Results excluding new initiatives
Consolidated revenue	27 411
Consolidated expenditure	–28 132
Deposits of dedicated revenues in the Generation Funds	–779
Subtotal	–1 500
Balance of the initiatives announced since March 2022 to be recognized	–1 157
TOTAL UPCOMING RESULTS	–2 657
BUDGETARY BALANCE BEFORE USE OF THE STABILIZATION RESERVE – MARCH 2023 BUDGET	–5 021
Use of the stabilization reserve	449
PROJECTED BUDGETARY BALANCE(7) – MARCH 2023 BUDGET	–4 572

APPENDIX 1: BUDGET FORECASTS – CHANGE SINCE THE MARCH 2022 BUDGET

BUDGET FORECAST FOR 2022-2023
(millions of dollars)
	March 2022			March 2023
	budget	(8)	Adjustments	budget	(9)	Change (%)	(10)
REVENUE
Income and property taxes
Personal income tax	41 147		1 523	42 670		4.3
Contributions for health services	7 299		542	7 841		5.9
Corporate taxes	10 882		2 381	13 263		2.6
School property tax	1 178		–66	1 112		3.3
Consumption taxes	26 706		–158	26 548		7.9
Tax revenue	87 212		4 222	91 434		5.2
Duties and permits	5 171		810	5 981		–1.3
Miscellaneous revenue	11 680		104	11 784		10.1
Other own-source revenue	16 851		914	17 765		6.0
Total own-source revenue excluding revenue from government enterprises	104 063		5 136	109 199		5.3
Revenue from government enterprises	5 628		1 046	6 674		12.0
Total own-source revenue	109 691		6 182	115 873		5.7
Federal transfers	28 790		436	29 226		0.1
Total revenue	138 481		6 618	145 099		4.5
EXPENDITURE
Santé et Services sociaux(4)	–55 441		–3 668	–58 109		2.7
Éducation(4)	–18 659		–405	–19 064		10.1
Enseignement supérieur(4)	–9 905		–76	–9 981		14.2
Other portfolios(4)	–47 139		–2 423	–49 562		10.8
Portfolio expenditures	–130 144		–6 572	–136 716		7.4
Debt service	–8 842		–1 211	–10 053		16.4
Total expenditure	–138 986		–7 783	–146 769		7.9
Contingency reserve	–2 500		2 500	—		—
SURPLUS (DEFICIT)(2)	–3 005		1 335	–1 670		—
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	–3 445		94	–3 351		—
BUDGETARY BALANCE BEFORE USE OF THE STABILIZATION RESERVE	–6 450		1 429	–5 021		—
Use of the stabilization reserve	—		449	449		—
BUDGETARY BALANCE(7)	–6 450		1 878	–4 572		—

Consolidated financial information

Consolidated results include the results of all entities that are part of the government’s reporting entity, i.e., that are under its control. To determine consolidated results, the government eliminates transactions carried out between entities in the reporting entity. Additional information on the government’s financial organization and the funding of public services can be found on pages 14 to 19 of the document titled “Processus et documentation budgétaires : une reddition de comptes sur les finances publiques de l’État” (in French only).

Notes

(1)

A summary of the government’s significant accounting policies can be found on pages 76 to 81 of Volume 1 of Public Accounts 2021-2022. The impact of the following accounting standards issued by the Public Sector Accounting Board (PSAB), effective as of fiscal year 2022-2023, will be reflected in the public accounts as at March 31, 2023: PS 3450 Financial Instruments (as well as PS 1201 Financial Statement Presentation, PS 3041 Portfolio Investments and PS 2601 Foreign Currency Translation) and PS 3280 Asset Retirement Obligations.

(2)	Balance as defined in the public accounts.
(3)	Certain expenditures were reclassified between portfolios to comply with the presentation adopted in 2022 2023
(4)	Consolidation adjustments, which mainly result from the elimination of reciprocal transactions between entities in different portfolios, are allocated to each portfolio.
(5)	These items, which are included in the government’s budgetary surplus (deficit), are eliminated in non budgetary transactions because they have no effect on cash flow.
(6)

The financial surpluses or requirements pertaining to other accounts can vary significantly from one month to the next, in particular according to the time when the government collects or disburses funds related to its activities. For example, when the last day of the month is not a business day, QST remittances are collected at the beginning of the following month, such that the equivalent of two months’ remittances can be collected in a given month.

(7)	Budgetary balance within the meaning of the Balanced Budget Act.
(8)

The data in this column is consistent with that of the financial framework as published in the Québec Budget Plan - March 2022, with the exception of certain expenditures that have been reclassified between portfolios to make them comparable to the presentation adopted in the March 2023 budget.

(9)	The data in this column is consistent with that of the financial framework as published in the Québec Budget Plan - March 2023.
(10)	This is the annual change compared to results in 2021-2022.

For more information, contact the Direction des communications of the Ministère des Finances at 418-528-7382.

The report is also available on the Ministère des Finances website: www.finances.gouv.qc.ca.